August 16, 2018

Via Email
Mag. Helmut Bernkopf
Oesterreichische Kontrollbank Aktiengesellschaft
Am Hof 4, A-1010
Vienna, Austria

       Re:    Oesterreichische Kontrollbank Aktiengesellschaft
              Republic of Austria
              Registration Statement under Schedule B
              Filed July 24, 2018
              File No. 333-226311

              Form 18-K for Fiscal Year Ended December 31, 2017
              Filed June 22, 2018
              File No. 333-134038

Dear Mr. Bernkopf:

       We have limited our review of your registration statement and Form 18-K to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement or Form 18-K, as applicable, and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement, Form 18-K and the information you provide in response to this comment, we may have additional comments.

General

1. Please update your disclosure to discuss the recent re-imposition of U.S. sanctions with respect to Iran, including, but not limited to:
        their impact on, or application to, the Oesterreichische Kontrollbank; any potential impact that the U.S. sanctions could have on U.S.
investors or U.S.
           persons in this offering;
        how the bank intends to monitor its compliance with the sanctions; and whether there are any measures in place relating to the use of proceeds for activities
           that could violate the sanctions.

       We remind you that the registrant is responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mag. Helmut Bernkopf
Oesterreichische Kontrollbank Aktiengesellschaft
August 16, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact me at (202) 551-3233 with any questions.

                                                           Sincerely,

                                                           /s/ Tom Kluck

                                                           Tom Kluck
                                                           Special Counsel


cc:    Marc O. Plepeltis, Esq.
       Allen & Overy LLP